UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

COMMISSION FILE NUMBER 001-34251

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEAD JOHNSON & COMPANY, LLC RETIREMENT SAVINGS PLAN

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEAD JOHNSON NUTRITION COMPANY
2701 PATRIOT BLVD.
GLENVIEW, ILLINOIS 60026
(847) 832-2420

C o n t e n t s

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Mead Johnson & Company, LLC Retirement Savings Plan
and the Mead Johnson Nutrition Company Benefits Committee

We have audited the accompanying statement of net assets available for benefits of Mead Johnson & Company, LLC Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2014, and 2013, and the changes in net assets for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Chicago, Illinois
June 25, 2015

Mead Johnson & Company, LLC Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value	$389,598,436	$362,904,780

Receivables
Employer’s contributions	5,221,784	6,189,438
Participants’ contributions	38,592	450,219
Notes receivable from participants	4,117,261	3,922,509
Other	12,000	5,488

Total Receivables	9,389,637	10,567,654

Total Assets	398,988,073	373,472,434

Liabilities - Payables	45,257	68,928

Net Assets Available for Benefits, at Fair Value	398,942,816	373,403,506

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(467,092)	(532,291)

Net Assets Available for Benefits	$398,475,724	$372,871,215

The accompanying notes are an integral part of the financial statements.

Mead Johnson & Company, LLC Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Investment Income
Net appreciation in fair value of investments	$14,089,506
Interest and dividends	13,112,096

Total Investment Income	27,201,602

Interest Income on Notes Receivable from Participants	171,193

Contributions
Employer’s	15,192,290
Participants’	17,176,009
Participants’ rollover	1,260,492

Total Contributions	33,628,791

Deductions from Net Assets Attributed to
Benefits paid to participants	35,338,990
Administrative expenses	58,087

Total Deductions	35,397,077

Net Increase	25,604,509

Net Assets Available for Benefits
Beginning of year	372,871,215

End of year	$398,475,724

The accompanying notes are an integral part of the financial statements.

Mead Johnson & Company, LLC Retirement Savings Plan

Notes to Financial Statements

Year Ended December 31, 2014

Note 1 - Description of Plan

The following description of the Mead Johnson & Company, LLC Retirement Savings Plan (the “plan”) provides only general information. Participants should refer to the plan agreement for a complete description of the plan’s provisions. The plan is a tax-qualified defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The plan was established by Mead Johnson & Company, LLC (the “Company”), a subsidiary of Mead Johnson Nutrition Company (“MJN”), on February 9, 2009 and covers substantially all employees of the Company. The plan does not cover leased employees or members of a collective bargaining agreement, which does not provide for participation under the plan.

Administration of the Plan

The Company is the plan’s sponsor and the Mead Johnson Nutrition Company Benefits Committee is the administrator. Fidelity Workspace Services LLC is the plan’s third-party administrator, and Fidelity Management Trust Company (“Fidelity”) is the plan’s trustee.

Certain administrative expenses for the plan, including legal, trustee and consulting fees, are paid by the Company. Only expenses paid by the plan are reflected in the plan’s financial statements.

Eligibility

Employees are eligible to participate in the plan upon date of hire provided that they are scheduled to work at least 1,000 hours during a 12-month period.

Participant Contributions

Participants may contribute an amount equal to 1% to 25% (in whole percentages) of their total compensation in
401(k) deferral contributions, after tax contributions or a combination of the two. Participants who have attained age 50 may make catch-up contributions in addition to their regular contributions. All participant contributions are subject to certain Internal Revenue Service (“IRS”) limitations. The plan also accepts rollovers from other qualified retirement plans.

Employer Contributions

Employer matching contributions are equal to 100% of a participant’s deferral or after-tax contributions not to exceed 6% of earnings.

The Company also makes additional employer contributions to participants who are employed at the end of the plan year. The additional contribution is calculated as follows:

Age plus Years of Service	Percentage of Earnings
Less than 40	2%
40 - 59	3%
Greater than 60	4%

For the five 12-month periods commencing February 9, 2009, the Company made a transition contribution to certain participants equal to 2% of earnings for each plan year ending within the transition period. To be eligible to receive the transition contribution, a participant must: 1) have been employed on the last day of the calendar year or have retired during that calendar year, 2) have been employed by the Company and completed 10 years of service as of February 9, 2009, and 3) have the sum of the participant’s age and years of service equal or exceed 60 as of February 9, 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses and plan losses. Participants may transfer assets and change their investment elections at any time and at their discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants are immediately vested in all of their accounts.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates at the time of issuance. Principal and interest are paid ratably through periodic payroll deductions.

Payment of Benefits

Participants are entitled to their vested account balance upon retirement, termination, disability or death. A participant may elect to receive their benefit in the form of a lump-sum payment or periodic installments not to exceed 15 years. Employees hired prior to October 1994 by Bristol-Myers Squibb Company (“BMS”), former employer before MJN’s spinoff from BMS in 2009, who were participants in the BMS Savings and Investment Program may also elect to receive their benefit in the form of an annuity option. Participants experiencing financial hardship may make in-service withdrawals in accordance with the provisions of the plan.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the plan are prepared under the accrual method of accounting.

Investments

Investments are reported at fair value in accordance with accounting principles generally accepted in the United States (“GAAP”). See Note 3 for a discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The plan invests in fully benefit-responsive investment contracts through its investment in the Fidelity Managed Income Portfolio II. Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Investments in fully benefit-responsive investment contracts are presented at fair value in the statements of net assets available for benefits, and the amount representing the difference between fair value and contract value of these investments is presented as a separate line item in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3 - Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, in the absence of a principal market, the most advantageous market accessible to the reporting entity as of the measurement date. Under GAAP, the principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity. The most advantageous market, which may be a hypothetical market, is the market in which the reporting entity would sell the asset or transfer the liability with the price that maximizes the amount that would be received for the asset or minimizes the amount that would be paid to transfer the liability, considering transaction costs in the respective market.

GAAP describes three approaches to measuring fair value: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. GAAP does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques based on the degree to which such inputs are observable to market participants. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk.

The plan’s investments are classified in one of the following three categories based upon the inputs used to determine their respective fair values.

•
Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data. These inputs may include quoted prices for similar assets or liabilities in active markets as well as quoted prices for identical or similar assets or liabilities in inactive markets.

•
Level 3 - Unobservable inputs that cannot be corroborated by market data. These inputs reflect management’s best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to value an investment fall into more than one level, the investment is classified in its entirety based on the lowest level input that is significant to that investment’s fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement requires judgment and is dependent on factors specific to the investment. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

As of December 31, 2014 and 2013, the following valuation methodologies have been used to value the plan’s investments:

•	Mutual funds - Valued at the reported net asset value (“NAV”) of the shares held by the plan at year-end.

•
Common collective trusts - Valued at the NAV per unit as determined by the administrator of the trust. Such NAV is based on the value of the underlying assets and liabilities of the trust. The trusts held by the plan have varying investment objectives based on the nature of their holdings as presented in the table below.

The Fidelity U.S. Equity Index Commingled Pool Fund invests in equities of large U.S. companies with the objective of providing an investment return that corresponds with the S & P 500 Index.  The Jennison U.S. Small Cap Equity Fund and the Northern Trust Daily Russell 2000 Equity Index Fund invest in equities of small and midsize U.S. companies with the objective of providing an investment return that corresponds or exceeds the Russell 2000 Equity Index. There are no unfunded commitments or other redemption notice requirements related to these investments.

As discussed in Note 2, the Fidelity Managed Income Portfolio II is stated at fair value with an adjustment to contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The Fidelity Managed Income Portfolio II primarily holds U.S. government and government agency fixed income securities as well as highly rated corporate fixed income securities. The issuer determines the fair value of these securities using quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models and other pricing models.  These models are primarily industry-standard models that consider various factors, including market or security specific events, changes in interest rates and credit quality.  The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. This investment has certain limitations on withdrawals and exchanges as follows:

•
Participant-directed - Withdrawals made in order to accommodate distributions to participants or transfers to non-competing investments may be made on any business day.  Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

•
Non-participant-directed - Withdrawals directed by a plan sponsor must be preceded by a twelve month written notice to Fidelity.  Fidelity, however, may, in its discretion complete any such plan-level withdrawal before the expiration of such twelve month period.  No such notice has been given to Fidelity.

There are no unfunded commitments or other redemption notice requirements related to this investment.

•	Common stock fund - Valued at the closing price of the underlying stock as reported on a national securities exchange plus uninvested cash held in the fund.

•	Money market fund - Based on quoted market price.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan believes its valuation methods are appropriate and consistent with other market participants, the different methodologies or assumptions used to determine fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table summarizes by level within the fair value hierarchy the plan’s investments that are measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed Income	$26,352,739	$—	$—	$26,352,739
Balanced/Hybrid	17,697,572	—	—	17,697,572
Lifecycle	88,293,447	—	—	88,293,447
Large Value Equity	20,909,498	—	—	20,909,498
Large Blend Equity	13,549,981	—	—	13,549,981
Large Growth Equity	58,123,612	—	—	58,123,612
International Equity	28,254,565	—	—	28,254,565
Common Collective Trust				0
Large Value Equity	—	31,468,041	—	31,468,041
Mid Blend Equity	—	3,105,536	—	3,105,536
Small Blend Equity	—	33,773,480	—	33,773,480
Stable Value	—	32,453,870	—	32,453,870
MJN Common Stock Fund	16,415,147	—	—	16,415,147
Money Market Fund - Short-term investments	19,200,948	—	—	19,200,948

	$288,797,509	$100,800,927	$—	$389,598,436

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed Income	$25,020,913	$—	$—	$25,020,913
Balanced/Hybrid	16,747,007	—	—	16,747,007
Lifecycle	70,206,915	—	—	70,206,915
Large Value Equity	21,284,886	—	—	21,284,886
Large Blend Equity	12,283,923	—	—	12,283,923
Large Growth Equity	53,347,491	—	—	53,347,491
International Equity	29,585,418	—	—	29,585,418
Common Collective Trust
Large Value Equity	—	28,512,807	—	28,512,807
Small Blend Equity	—	33,857,435	—	33,857,435
Stable Value	—	37,814,446	—	37,814,446
MJN Common Stock Fund	13,513,121	—	—	13,513,121
Money Market Fund - Short-term investments	20,730,418	—	—	20,730,418

	$262,720,092	$100,184,688	$—	$362,904,780

The plan’s investments are exposed to risks such as interest rate, credit and overall market volatility. Due to these risk factors, it is reasonably possible that changes in the value of investments will occur in the near term and could materially affect the amounts reported in the financial statements.

The plan also holds other assets and liabilities not measured at fair value on a recurring basis, including contributions receivable and payables.  The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments. These financial instruments are valued primarily using level 3 inputs.

Note 4 - Investments

Significant investments held as of December 31, 2014 or 2013 are as follows:

	2014		2013
	Number of Shares/Units	Fair Value	Number of Shares/Units	Fair Value
Mutual Funds
Fidelity Growth Company Fund	441,266	$58,123,612	445,639	$53,347,491
Fidelity U.S. Bond Index Fund	2,244,697	26,352,739	2,202,545	25,020,913
MainStay Icap Select Equity I	455,148	20,909,498	431,306	21,284,886
Common Collective Trusts
Fidelity U.S. Equity Index Commingled Pool Fund	402,868	31,468,041	414,973	28,512,807
Fidelity Managed Income Portfolio II
(Contract value $31,986,778 and $37,282,155, respectively)	31,986,778	32,453,870	37,282,155	37,814,446
Money Market Fund
Fidelity Retirement Money Market Portfolio Fund	19,200,948	19,200,948	20,730,418	20,730,418

For the year ended December 31, 2014, the plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Mutual funds	$5,480,643
Common collective trusts	5,869,564
Mead Johnson Nutrition Company common stock	2,739,299
$14,089,506

Note 5 - Common Stock Fund

Dividends pertaining to MJN common stock may be reinvested or received by participants in cash in accordance with the provisions of the plan. Dividends received in cash will be taxed as ordinary income to the participant but will not be subject to the 10% additional tax associated with early withdrawals.

Note 6 - Party-in-Interest Transactions

Certain plan investments are shares in mutual funds managed by an affiliate of the plan’s third-party administrator and trustee and, therefore, transactions in these investments qualify as party-in-interest transactions.

In addition, certain administrative, legal and accounting services are performed by Company personnel on behalf of the plan. No charges are made to the plan for such services.

See Note 5 for additional exempt party-in-interest transactions.

Note 7 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Note 8 - Tax Status

The plan was established on February 9, 2009. The plan has applied for and has received a determination letter from the Internal Revenue Service indicating that the plan, as designed, is qualified for tax-exempt treatment under the applicable section of the Internal Revenue Code (IRC). The plan administrator believes that the plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan is subject to tax examinations for years 2011 through 2014.

Note 9 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$398,475,724	$372,871,215
Employer additional and transition contributions receivable	(5,196,556)	(5,910,744)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	467,092	532,291
Net assets available for benefits per Form 5500	$393,746,260	$367,492,762

The following is a reconciliation of changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2014:

Net increase in net assets available for benefits per the financial statements	$25,604,509
2013 employer additional and transition contributions receivable	5,910,744
2014 employer additional and transition contributions receivable	(5,196,556)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(65,199)
Net increase in net assets available for benefits per Form 5500	$26,253,498

Mead Johnson & Company, LLC Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets Held at End of Year
 December 31, 2014
 E.I.N. 35-1140848  Plan Number 002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost Column	(e) Current Value
		Interest-Bearing Cash
*	Fidelity	Retirement Money Market Portfolio Fund	**	$19,200,948

		Common Collective Trusts
*	Fidelity	U.S. Equity Index Commingled Pool Fund	**	31,468,041
*	Fidelity	Managed Income Portfolio II
		(Contract value $31,986,778)	**	32,453,870
	Prudential	Jennison U.S. Small Cap Equity Fund	**	17,499,177
	Northern Trust	Russell 2000 Equity Index Fund	**	16,274,303

		Mutual Funds
*	Fidelity	Growth Company Fund	**	58,123,612
*	Fidelity	Puritan Fund	**	17,697,572
*	Fidelity	Spartan U.S. Bond Index Fund	**	26,352,739
	MainStay	MainStay Icap Select Equity I	**	20,909,498
	T. Rowe Price	Retirement 2005 Fund	**	883,745
	T. Rowe Price	Retirement 2015 Fund	**	6,488,107
	T. Rowe Price	Retirement 2025 Fund	**	15,023,720
	T. Rowe Price	Retirement 2035 Fund	**	9,985,171
	T. Rowe Price	Retirement 2045 Fund	**	5,305,228
	T. Rowe Price	Retirement 2055 Fund	**	1,634,727
	T. Rowe Price	Retirement 2050 Fund	**	2,637,431
	T. Rowe Price	Retirement 2040 Fund	**	8,382,257
	T. Rowe Price	Retirement 2030 Fund	**	13,980,233
	T. Rowe Price	Retirement 2020 Fund	**	18,372,668
	T. Rowe Price	Retirement 2010 Fund	**	1,519,367
	T. Rowe Price	Retirement Income Fund	**	4,080,793
	Vanguard	MidCap IDX ADM	**	3,105,536
	Vanguard	Total International Stock Index Fund	**	10,935,204
	Oppenheimer	Main Street I		13,549,981
	American Funds	Europacific Growth Fund	**	17,319,361

		Common Stock Fund
*	Mead Johnson Nutrition Company	Mead Johnson Nutrition Co. - 163,253 shares	**	16,413,479
*	Fidelity	Interest-bearing cash	**	1,668

*	Participants	Participant loans - 4.25% to 9.25%	**	4,117,261
				$393,715,697

*	Party-in-interest
**	Cost information not required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEAD JOHNSON & COMPANY, LLC
RETIREMENT SAVINGS PLAN

By: Mead Johnson & Company, LLC, Plan Administrator

Date:	June 25, 2015		/s/ Charles M. Urbain
		Name:	Charles M. Urbain
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Plante & Moran, PLLC